EXHIBIT 21
TERM LOAN AGREEMENT
     This Term Loan Agreement (the “Agreement”), dated as of November 9, 2004 (the “Effective Date”), is made between Citigroup Global Markets Inc. (“CGMI), a New York corporation whose principal place of business is located at 388 Greenwich Street, New York, NY 10013, and M.B. Capital Partners III (the “Borrower”), a partnership organized under South Dakota law whose principal place of business is located at 300 North Dakota avenue, Suite 202, Sioux Falls, South Dakota 57104, to set forth the terms and conditions that will govern one or more extensions of credit (each, an “Advance”) by CGMI to the Borrower.
1.) Commitment to Extend Credit
     (a) Subject to the terms and conditions of this Agreement, and provided that no event has occurred and is continuing that would constitute an “event of default” under Section 7 of this Agreement, CGMI agrees to make one or more Advances to the Borrower in an aggregate principal amount that may not exceed at any time five hundred million dollars ($500,000,000). (CGMI’s agreement to make Advances is referred to in this Agreement as the “Commitment”, and the $500,000,000 cap is referred to as the “Commitment Amount”). The Commitment will terminate on the Final Maturity Date (as such term is defined in Section 3(a) of this Agreement). The Borrower acknowledges and agrees that CGMI will not make any Advance that, notwithstanding CGMI’s agreement to lend the Borrower an amount up to the Commitment Amount, would result in a violation of Federal Reserve Board Regulation “T”. The loanable value of each security comprising the Collateral is indicated in Exhibit “B” to this Agreement. (The loanable value of cash is equal to 100%.) For purposes of this Agreement, “Market Value” with respect to publicly traded stock that comprises the Collateral means the last reported sale price of each share of such stock on the principal securities exchange for each stock on the previous business day, and “business day” means any day on which such exchange is open for regular-way trading.
     (b) The Borrower will apply one or more of the Advances to finance the exercise of warrants (“Warrants”) issued pursuant to a registered offering (the “Rights Offering”) with the U.S. Securities and Exchange Commission and the purchase of shares of common stock (“Stock”) of General Growth Properties, Inc. (“GGP”) issuable upon exercise of such Warrants.
     (c) The Borrower agrees to open a securities account (“Account”) at CGMI, which shall be titled “M.B. Capital Partners III, f.b.o. Citigroup Global Markets Inc. as Secured Lender.” For Advances up to the aggregate amount of $400,000,000, to the extent any portion of an Advance is not cash collateralized, the Borrower agrees to deposit into the Account, as of the date of such Advance, Stock, Investment Grade Bonds (as defined below) or other securities reasonably acceptable to CGMI with an aggregate Market Value equal to the lesser of: (i) an aggregate loanable amount equal to at least two hundred percent (200%) of that portion of the Advance that is not cash collateralized or (ii) eight hundred million dollars ($800,000,000). The shares will be registered in the

Borrower’s name and/or in CGMI’s “street name” and/or in the name of a pledgor with respect to shares pledged or hypothecated to the Borrower in a manner acceptable to CGMI. No Advances will be made to the Borrower until (i) such deposit is made into the Account, or (ii) such deposit is made concurrently with such Advance in a manner satisfactory to CGMI.
     (d) The Borrower may obtain an Advance by: (i) requesting CGMI to wire transfer Federal funds in the amount of the Advance to a bank account in the Borrower’s name or any other party designated by the Borrower to CGMI in writing, (ii) requesting CGMI to issue a check payable to the Borrower or other recipient designated by the Borrower to CGMI in writing in the amount of the Advance, or (iii) by any other method agreed upon by CGMI and the Borrower. Each request for an Advance will specify the date (which must be a business day) of the borrowing and the amount of the Advance. Such request must be made no later than 3:00 pm New York time on the borrowing date.
     (e) CGMI may, in its reasonable discretion, obtain reports from, and with the Borrower’s consent provide information to, affiliates of CGMI concerning the Borrower’s credit standing and relevant credit due diligence-related matters. CGMI may ask credit-reporting agencies for credit reports of the Borrower’s credit history. Upon the Borrower’s request, CGMI will inform the Borrower of the name and address of the credit-reporting agency or agencies that furnish such credit reports to CGMI and will provide copies of all such reports to the Borrower. Subsequent credit reports may be requested or utilized in connection with any renewal or extension of the Commitment. CGMI and each applicable affiliate of CGMI shall be subject to the confidentiality provisions of Section 15 with respect to the information it obtains, provides or receives pursuant to this Section 1(e).
     (f) The Borrower agrees to provide CGMI with prompt written notice of any change in the Borrower’s address set forth in the introductory paragraph of this Agreement.
     (g) Prior to receiving any Advances under this Agreement, the Borrower shall deliver to CGMI a certificate from GGP in substantially the form contained as Exhibit “A” to this Agreement (the “GGP Certificate”).
     (h) CGMI agrees not to charge the Borrower a fee for making or continuing the Commitment.
2.) Payment of Interest
     The Borrower agrees to pay interest to CGMI quarterly in arrears no later than five (5) business days following the end of each quarterly period (ie. January 31, April 30, July 31 and October 31), commencing with the quarter ending January 31, 2005, until the Loan Amount (as defined in Section 3(a) of this Agreement) is paid in full. Such interest, for each quarterly period, will be computed at the rate per annum equal to the average of the daily one month London Interbank Offered Rate (“LIBOR”) as reported on Bloomberg for each day of the interest cycle, plus fifty (50) basis points, calculated from the 21st day of each calendar month to the 20th day of the following calendar month. Interest will accrue on the principal amount outstanding of each Advance from and including the date of the Advance. Interest will be calculated on the basis of a three hundred sixty (360) day year for the actual days elapsed. In the event any interest payment is not made within five (5) business days following the date due, the amount of interest due for such calendar quarter shall be automatically added to the aggregate principal amount of Advances then outstanding, and upon such addition interest will accrue on such amount, as adjusted for the addition of the interest amount payable, until the Loan Amount has been repaid in full, whether before or after the termination of this Agreement. In no event may the total interest charged under this Agreement exceed the maximum interest rate permitted by law. In the event any excess interest is collected by CGMI, the excess amount will be refunded or credited to the Borrower.
3.) Repayment of Advances
     (a) The Borrower agrees to repay all Advances outstanding, including accrued and unpaid interest and in the case of an event of default hereunder, any reasonable, out-of-pocket costs of collection and reasonable, out-of-pocket attorney’s fees incurred in connection with CGMI’s collection efforts during the existence of the event of default (collectively, the “Loan Amount”) in one lump sum on the fifth anniversary of the Effective Date (“Final Maturity Date”), subject to any prepayments made pursuant to clause (b) below.
     (b) The Borrower may pre-pay the Loan Amount, without penalty at any time upon one business clay’s written notice to CGMI. A prepayment may be made in whole or in part in amounts equal to or greater than $500,000. Prepayments shall be applied first against principal and second to the next scheduled payment of accrued interest, if any.
     (c) Any payment made pursuant to Section 3(a) or 3(b) will be absolute and without reduction, counterclaim or any right of set-off or recoupment.
     (d) CGMI may terminate the Commitment without penalty, and without incurring any liability to the Borrower, in the event any of the following events occur:
(i)	an event of default under Section 7 shall have occurred and be continuing, including, but not limited to, the existence of a Shortfall as described in clause (iii) of such Section 7;

(ii)	the merger agreement (“Merger Agreement”), dated as of August 19, 2004, by and among The Rouse Company, (“Rouse”), GGP and Red Acquisition, LLC, is not approved by the shareholders of Rouse; or

(iii)	the Borrower fails to deliver to CGMI the GGP Certificate in substantially the form contained in Exhibit “A” to this Agreement.

4.) Collateral
     (a) As continuing security for the repayment of the Loan Amount, the Borrower hereby grants, assigns, pledges and conveys as collateral security to CGMI a first priority lien and security interest in: (i) all shares of Stock and other securities on deposit in the Account, (ii) any cash now or hereafter on deposit in the Account, (iii) all securities issued or issuable in respect of the shares of Stock on deposit in the Account as a result of any share split, reorganization, merger or similar event, (iv) all property substituted by the Borrower for other property held as Collateral in accordance with this Agreement, and (v) subject to the provisions below, all dividends, interest, distributions and proceeds of the property described in clauses (i) – (iv) above. The property described in clauses (i) –(v) is referred to in this Agreement as the “Collateral”. Unless an “event of default” as defined in Section 7 has occurred and is continuing under this Agreement, and CGMI shall have notified the Borrower in writing that CGMI is then entitled to payment of the Loan Amount as secured party hereunder, the Borrower shall be entitled to receive and retain for its own use any cash in the Account, including cash distributions, interest, and cash dividends paid with respect to the Stock, subject to the restrictions described in Section 4(c). CGMI agrees to use the Collateral only for the purposes specifically described in this Agreement.
     (b) In order for the Borrower to obtain Advances in excess of four hundred million dollars ($400,000,000), the Borrower shall provide CGMI with written notice of such a request, and shall either cash collateralize such excess Advances or deposit into the Account U.S. Treasury securities or other bonds rated “investment grade” by Moody’s and/or Standard & Poors that are acceptable to CGMI (“Investment Grade Bonds”) prior to disbursement of the requested Advance. The amount of U.S. Treasury securities or Investment Grade Bonds to be deposited will be specified by CGMI in its reasonable discretion consistent with its credit risk analysis. Upon such deposit, such cash and/or securities (including interest paid thereon and the proceeds thereof) will constitute Collateral. CGMI will not be required to make any Advances to the Borrower in excess of four hundred million dollars until such deposit is made by the Borrower.
     (c) The Borrower may withdraw or substitute (i) cash or cash equivalents or (ii) securities or other property reasonably acceptable to CGMI for any property in the Account constituting all or part of the Collateral as security for the Loan Amount so long as (i) no “event of default” exists and is continuing or would result therefrom and (ii) any minimum equity level required by law continues to be on deposit in the Account; provided, however, that no withdrawal may be made by the Borrower if after such withdrawal the total amount of “equity” in the Account (including cash and cash equivalents) is less than fifty percent (50%) of the Market Value (including cash and cash equivalents) of the Collateral. (For purposes of this Agreement, “equity” means the Borrower’s ownership interest in the Account, which is computed by adding the amount that represents the current Market Value of the Collateral and subtracting the amount of the Loan Amount principal balance and any “short position” in the Account).
     (d) The Borrower agrees: (i) to provide to CGMI with respect to the securities included in the Collateral and deposited in the Account stock powers duly executed in blank, and to take any other action reasonably requested by CGMI to maintain and preserve CGMI’s first priority lien and security interest in the Collateral, and (ii) to the extent permitted by law, CGMI may file a financing statement with respect to the Collateral with the Borrower’s name reflected as “debtor” thereunder (without signing the financing statement) that complies with the requirements of the New York Uniform Commercial Code then in effect (“NYUCC”). CGMI will use reasonable care in the custody of the Collateral in the Account and CGMI will keep the Collateral identifiable pursuant to Section 9-207(b)(3) of the NYUCC. CGMI will not be required to comply with any other provision of Section 9-207 of the NYUCC (except Section 9-207 (b)(4)(C)) or with any provision of Section 9-208 of the NYUCC, other than duties expressly set forth in this Agreement and applicable to CGMI.
     (e) Unless an “event of default” has occurred and is continuing under Section 7 of this Agreement and CGMI shall have notified the Borrower in writing of its intention to exercise voting rights as to the applicable securities comprising Collateral hereunder, the Borrower shall be entitled to exercise any and all voting and other powers of an owner with respect to the Stock and other securities comprising Collateral for any purposes not inconsistent with this Agreement.
5.) Representations and Warranties
     (a) Each party represents and warrants to the other party that it has full authority to enter into this Agreement and to perform its obligations hereunder, and that this Agreement complies with all laws, rules and regulations applicable to such party. In addition, the Borrower represents and warrants to CGMI that: (i) the Borrower is not in default under any material agreement to which it is a party or by which its assets are bound and the Borrower’s execution and performance under this Agreement will not cause the Borrower to be in default under any such agreement; (ii) the Collateral held in the Account is not subject to any lien, encumbrance or impediment to transfer that is superior to, or on a parity with, CGMI’s lien and security interest hereunder; (iii) while the Loan Amount (and accrued interest, if any) is outstanding, the Borrower will not: (A) pledge the Collateral held in the Account or grant a security interest in such Collateral to a third party, enter into a “lock-up” agreement (other than customary “lock-up” arrangements in connection with public offerings of Stock that expressly recognize, preserve and protect CGMI’s first priority lien and security interest in the Collateral) or other agreement that adversely affects such Collateral and CGMI’s security interest therein, or permit such Collateral to become subject to any lien, encumbrance or impediment to transfer other than as provided above, (B) permit the Collateral to be sold or transferred other than in compliance with Section 4(c) of this Agreement, or (C) sell or dispose of substantially all of its assets or merge with another entity unless the Borrower is the surviving entity, and (iv) in the event that pursuant to Section 8 hereof CGMI liquidates and sells the Collateral in the Account, the Collateral will be readily transferable pursuant to such sale in good deliverable form, and, together with the securities of any other person whose sales must be aggregated with the Borrower’s sales under applicable laws or rules, will be saleable under Rule 144 adopted under the Securities Act of 1933, as amended (including, with respect to any securities acquired at least two years prior to the date of sale by CGMI, Rule 144(k) adopted thereunder). The

Borrower will be deemed to repeat each of these representations each time it obtains an Advance hereunder.
     (b) Each party acknowledges that in the event of an “event of default” by the Borrower hereunder, CGMI shall not, as a creditor in default, be an affiliate (for purposes of Rule 144) of GGP, the Borrower or its partners.
     (c) The Borrower agrees to notify CGMI promptly in writing in the event: (i) the Borrower is notified that it is in default under any material agreement by which it is bound or by which its assets are affected, or (ii) any litigation or arbitration proceeding is commenced against the Borrower that would materially adversely affect the Borrower’s repayment obligation hereunder or impair CGMI’s first priority lien and security interest in the Collateral.
6.) Borrower’s Affirmative Covenants
     So long as the Loan Amount shall remain outstanding and unpaid, the Borrower agrees to:
     (a) Comply in all material respects with all laws, rules, regulations and orders applicable to the Borrower, such compliance to include, without limitation, paying before the same become delinquent, all taxes, assessments and governmental charges imposed upon the Borrower or the Borrower’s property or assets, except to the extent contested in good faith and by appropriate proceedings.
     (b) Maintain its existence as a partnership until the Loan Amount is paid in full.
     (c) Immediately give CGMI written notice of the occurrence of any event which could reasonably be expected to result in insolvency or reorganization proceedings being commenced by or against the Borrower.
     (d) Furnish CGMI: (i) as soon as available at the end of each calendar quarter (but in any event within 45 days of each quarter end) financial statements respecting the Borrower for such calendar quarter; and (ii) as soon as available after the end of each calendar year, beginning with the calendar year ended December 31, 2004 (but in any event not later than ninety (90) days thereafter) financial statements respecting the Borrower for such calendar year, which financial statements shall have been audited by an independent certified public accountant satisfactory to CGMI, and shall be accompanied by a certificate of such accountant to the effect that such statements present fairly the financial condition and results of operation of the Borrower for such calendar year.
     (d) Provide CGMI, from time to time, but no more often than twice during any twelve-month period, during normal business hours and upon reasonable prior notice, with reasonable access to the financial books and records of the Borrower and permit CGMI to inspect and make copies of such books and records, such inspection and copying to be at the Borrower’s expense. Notwithstanding the foregoing, the foregoing limitation on the number of permitted inspections shall not apply during the occurrence and continuance of any “event of default.”
     (e) Cooperate with CGMI and do such further acts and execute and deliver such further instruments and documents as CGMI may reasonably request to effectuate to CGMI’s reasonable satisfaction the transactions contemplated by this Agreement.
7.) Events of Default
     Any of the following events that occurs and is continuing while the Loan Amount is outstanding will be considered an “event of default” under this Agreement: (i) any representation or warranty hereunder by the Borrower is incorrect or incomplete in any material respect, (ii) the Borrower fails to pay the Advances when due, (iii) the total amount of the “equity” in the Account (including cash and cash equivalents) is less than forty percent (40%) of the Market Value (including cash and cash equivalents) of the Collateral at the end of any business day (such difference, a “Shortfall”) and the Borrower fails to eliminate the Shortfall within five (5) business days of CGMI’s written request to do so by depositing into the Account sufficient additional cash, Stock, and/or other securities acceptable to CGMI or paying down the Loan Amount so that the Shortfall is eliminated; (iv) the Borrower fails to perform any of its other material obligations hereunder and such failure, if curable, is not remedied by the Borrower within five (5) business days after written notice by CGMI of such failure, or (v) a liquidator, receiver or trustee is appointed with respect to all or substantially all of the Borrower’s assets, or a bankruptcy petition is filed by or against the Borrower, and in the case of a petition filed against the Borrower, the petition is not dismissed within sixty (60) days after it is filed, or (vi) GGP fails for any reason to perform any of its covenants contained in the GGP Certificate, or any of its representations contained in the GGP Certificate become untrue or incorrect in any material respect.
8.) Remedies Available When an Event of Default Occurs
     (a) Whenever an event of default has occurred and is continuing, CGMI is authorized, in its sole discretion, to take one or more of the following actions: (i) by written notice to Borrower, declare the Loan Amount to be immediately due and payable, it being understood that such written notice is not to be required in the case of an event of default under Section 7(v), (ii) demand by written notice to Borrower that the Borrower deposit promptly into the Account cash, cash equivalents, Stock, Investment-Grade Bonds and/or other securities acceptable to CGMI so that the total amount of the “equity” in the Account (including cash and cash equivalents) is at least forty percent (40%) of the Market Value (including cash and cash equivalents) of the Collateral, and (iii) after complying with all requirements of law as shall be applicable (except to the extent any particular law or regulation is permissibly waived by the Borrower in this Agreement), proceed in a commercially reasonable manner (as reflected by the standards then prevailing in the securities industry) to liquidate and sell the Collateral and apply the proceeds to the payment of the Loan Amount then outstanding, but CGMI agrees to liquidate and sell only that portion of the Collateral that is necessary to eliminate the Shortfall (if any) and to pay the Loan Amount then due and payable, and (iv) terminate the Commitment hereunder upon written notice to Borrower. Any sale of Collateral may be made in CGMI’s reasonable discretion on the exchange or market where such business is then usually transacted, at public auction or private sale conducted in a commercially reasonable manner (as reflected by the standards then prevailing in the securities industry) and in accordance with applicable law (except to the extent any particular law or regulation is validly waived by the Borrower), including, but not limited to, the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder and any and all “no action” letters, pronouncements and other guidance issued by the Staff of the Securities and Exchange Commission. In addition to CGMI’s rights under this Agreement, CGMI shall have the right to exercise any one or more of the rights and remedies of a secured creditor under the NYUCC then in effect. All rights and remedies under this Agreement are cumulative and are in addition to all other rights and remedies that CGMI may have at law or equity. Notwithstanding the foregoing and to the extent permitted by law, the Borrower expressly waives compliance with the provisions of Section 202 of the New York Lien Law.
     (b) In addition to the remedies described in Section 8(a), CGMI may, during the continuance of an event of default, set off any or all of the Borrower’s property in the Account against any matured obligation then due and owing to CGMI by the Borrower. CGMI shall promptly notify Borrower of each set-off hereunder.
     (c) In the event the proceeds from the sale of the Collateral pursuant to Section 8(a) are not sufficient to pay the Loan Amount in full, CGMI shall have an unsecured claim against the Borrower for the deficiency remaining to pay the Loan Amount, and the Borrower shall be liable to pay such deficiency.
9.) Assignment of this Agreement
     This Agreement may not be assigned by the Borrower without CGMI’s prior written consent, and shall be binding upon the Borrower’s successors and permitted assigns (whether by merger, consolidation or otherwise). Upon written notice to the Borrower hereunder, CGMI may assign this Agreement to any affiliated entity under common control with CGMI that is authorized by law to extend credit to the Borrower, subject to the Borrower’s consent (not to be unreasonably withheld), and this Agreement shall inure to the benefit of and be binding upon CGMI’s successors and permitted assigns (whether by merger, consolidation or otherwise).
10.) Amendment and Waiver of this Agreement
     This Agreement may be amended or waived with the written consent of both parties. Any such amendment or waiver shall be effective as of the date established by both parties. This Agreement may not be amended orally. Any waiver will not be deemed to be a waiver of any other provision of this Agreement.
11.) Limitation on CGMI’s Liability
     Neither party shall be liable to the other for: (a) any losses or damages caused directly or indirectly by causes that are beyond its reasonable control, including government restrictions, electrical malfunctions, severe weather, exchange or market rulings, suspension of trading, strikes, acts of war (whether or not declared), acts of terrorism or other conditions commonly known as “Acts of God”, or (b) any consequential, incidental, indirect or special damages, even if such damages are known or reasonably foreseeable (except to the extent that any damages suffered by the one party are the direct result of the other party’s willful misconduct, gross negligence, or bad faith). This Section 11 shall survive the termination of this Agreement and the payment of the Loan Amount.
12.) Governing Law
     This Agreement will be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflict of laws rules of such State.
13.) Severability
     If any provision of this Agreement is held to be invalid, illegal or unenforceable by reason of any law, rule, administrative or judicial decision, such determination shall not (to the maximum extent permitted by law) affect the validity of the remaining provisions of this Agreement.
14.) Entire Agreement
     This Agreement (including the GGP Certificate and Exhibit B attached hereto) reflects the entire agreement between CGMI and the Borrower concerning the Loan Amount and supersedes any other agreement, promise, representation or undertaking, whether written or oral, concerning the Loan Amount. In the event of a conflict between the provisions of this Agreement and the provisions of any other agreement between the Borrower and CGMI concerning the Loan Amount, this Agreement will govern.
15.) Non-Disclosure of Confidential Information
     Each party agrees to keep confidential and not to disclose the terms of this Agreement, any credit reports about the Borrower received by CGMI from a credit-reporting agency, and all financial statements and other proprietary or other confidential information that each party has received from, or obtained regarding, the other party (“Confidential Information”) to any third party, with the exception of the Borrower’s auditors, investment advisers, attorneys, consultants, or other persons or entities acting-on behalf of the Borrower that have a legitimate business interest in knowing such Confidential Information. Each party will cause any such permitted recipient from such party of Confidential Information to be bound to maintain the confidentiality of the Confidential Information, and will be responsible to the other party if any such permitted recipient breaches these confidentiality obligations. Nothing provided herein will prevent either party from disclosing Confidential Information that: 1) is or hereafter becomes part of the public domain through no fault of the disclosing person or entity; 2) is rightfully received from or furnished by a third party without breach by such third party of any applicable confidentiality restrictions on the third party’s disclosure thereof; 3) is disclosed pursuant to the requirement of law, subpoena or administrative or court order or a demand by any governmental agency or self-regulatory authority having jurisdiction over such person or entity, or 4) is already known to the recipient without breach of any confidentiality obligation. If this Agreement is assigned pursuant to Section 9 to another person or entity, the assignor will cause its assignee to be bound to maintain the confidentiality of the Confidential Information. This Section 15 shall survive the termination of this Agreement and the payment of the Loan Amount.
16.) Indemnification
     Without the necessity of a judicial determination, and whether or not litigation occurs, the Borrower hereby agrees to indemnify, defend and hold harmless CGMI and its directors, officers, employees, agents and affiliates from any and all claims (whether or not meritorious), liabilities, judgments, damages, losses, costs and expenses of any nature whatsoever (including reasonable attorney’s fees and expenses) to the extent arising out of claims or causes of action brought against any indemnified party by any third party and in any way related to, or arising out of or in connection with, this Agreement, including without limitation the Borrower’s grant of a first priority lien and security interest in the Collateral and any action taken or omitted to be taken by CGMI at the Borrower’s request, or any untruth or inaccuracy of any of the Borrower’s representations and warranties in this Agreement. This Section 16 shall survive the termination of this Agreement and the payment of the Loan Amount. Notwithstanding the foregoing, the Borrower will have no obligation to indemnify CGMI or any other indemnitee listed above for any liability, judgment, damage, loss, cost or expense to the extent arising from CGMI’s (or such other indemnitee’s) gross negligence, bad faith, or willful misconduct, or that of CGMI’s (or such other indemnitee’s) directors, officers, employees, agents or affiliates.
17.) Notices
     All notices under the terms and provisions of this Agreement shall be in writing, given in person, by mail or by facsimile transmission, promptly confirmed by letter, and any such notice shall be effective when received at the address specified below (which may be changed with written notice to the other party).

If to CGMI:	Louis A. Korahais, Esq.
Managing Director
Citigroup Global Markets Inc.
388 Greenwich Street — 18th floor
New York, NY 10013
Tel.: (212) 723-9267
Fax: (212) 816-1164

with a copy to:	General Counsel
Citigroup Global Markets Inc. (Smith Barney Division)
388 Greenwich Street — 39th floor
New York, New York 10013
Tel.: (212) 816-8872
Fax: (212) 816-8660

If to Borrower:	M.B. Capital Partners III
300 North Dakota Ave. Suite 202

Sioux Falls, South Dakota 57104
Attn: E. Michael Greaves

with a copy to:	Marshall E. Eisenberg, Esq.
Neal, Gerber & Eisenberg, LLP
Two North LaSalle Street, Suite 2200
Chicago, IL 60602
Tel.: (312) 269-8020
Fax: (312) 269-1747
18.) Counterpart Signatures
     This Agreement may be signed in several counterparts, all of which, taken together, shall constitute one and the same Agreement.
19.) ARBITRATION
     The parties understand that:
▪	Arbitration is final and binding on the parties.

▪	The parties are waiving their right to seek remedies in court, including the right to jury trial.

▪	Pre-arbitration discovery is generally more limited than and different from court proceedings.

▪	The arbitrators’ award is not required to include factual findings or legal reasoning, and any party’s rights to appeal or to seek modification of rulings by the arbitrators is strictly limited.

▪	The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.
Each party hereto agrees that all claims or controversies, whether such claims or controversies arose prior, on or subsequent to the date hereof, between the Borrower and CGMI and/or any of its present or former officers, directors, or employees concerning or arising from (i) the Account, (ii) Loan Amount and any other transaction hereunder involving CGMI or any predecessor firms by merger, acquisition or other business combination and the Borrower, whether or not such transaction occurred in the Account, or (iii) the construction, performance or breach of this Agreement or any duty relating hereto arising from the business of CGMI or otherwise, shall be determined by binding arbitration before, and only before, any recognized self-regulatory organization or national securities exchange of which CGMI is a member in accordance with its arbitration rules then in force. The Borrower may elect which of these arbitration forums shall hear the matter by sending a registered letter or telegram addressed to CGMI at 388 Greenwich Street, New York, NY 10013-2396, Attn: Law Department. If the Borrower fails to make such election before the expiration of five (5) days after receipt of a written request from CGMI to make such election, CGMI shall have the right to choose the forum. Each arbitrator shall follow the laws specified in Section 12 and shall otherwise give effect to the terms of this Agreement.

No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied, (ii) the class is decertified, or (iii) the customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Agreement except to the extent stated herein.
BY SIGNING BELOW, EACH PARTY AGREES TO BE BOUND BY THE TERMS AND CONDITIONS OF THIS AGREEMENT. THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE AT SECTION 19.
BORROWER:
M.B. CAPITAL PARTNERS III, a South Dakota partnership

By:	General Trust Company,
as trustee of the MBA Trust

	By:	/s/ E. Michael Greaves
E. Michael Greaves
Vice President

Account Number
CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Louis A. Korahais
Signature of Authorized Official

Louis A. Korahais, Managing Director
Name and Title of Authorized Official

Exhibit “A”
CERTIFICATE OF GENERAL GROWTH PROPERTIES, INC.
To: Citigroup Global Markets Inc. (“CGMI”)
     In order to induce CGMI to extend credit to M.B. Capital Partners III (“MB”) pursuant to the Term Loan Agreement between CGMI and MB dated November 10, 2004 (the “Loan”), the undersigned hereby covenants and represents on behalf of General Growth Properties, Inc. (the “Company”) that:
     1.) The Company will instruct its current transfer agent (or any subsequently appointed transfer agent) that following certification by CGMI that an “event of default” (as defined in the Term Loan Agreement) has occurred and is continuing, and assuming there has been no change in the circumstances of CGMI since the date of the Term Loan Agreement that could cause CGMI to be considered an “affiliate” of the Company (as defined in Rule 144 of the Securities Act of 1933), the transfer agent shall accept, rely upon and implement any and all instructions given directly by CGMI to the transfer agent for the purpose of promptly removing the restrictive legend from any certificates evidencing shares of common stock of GGP (the “Stock”) which are pledged to CGMI to secure repayment of the Loan and, that is eligible to be sold by CGMI pursuant to Rule 144(k) under the Securities Act of 1933 The Company will promptly execute such documents, provide such legal opinions, and take whatever additional action is necessary to permit the transfer agent to accept and act upon such instruction.

By:
[Signature of Authorized Representative]

[Print Name and Title Authorized Representative]

Exhibit “B”
LOANABLE VALUES OF SECURITIES THAT CONSTITUTE COLLATERAL
Cash, 100% Loanable Value
General Growth Properties, Inc., 50% Loanable Value
Other equities traded on the New York Stock Exchange or NASDAQ, 50% Loanable Value
U.S. Treasuries less than one year to maturity, 99% Loanable Value
1-3 years to maturity, 98% Loanable Value
3-5 years to maturity, 97% Loanable Value
5-10 years to maturity, 96% Loanable Value
10-20 years to maturity, 95% Loanable Value
More than 20 years to maturity, 94% Loanable Value
Investment Grade Corporate Bonds, Tier I*
0 - $50, Loanable Value equal to 90% of Face Value
$50 +, Loanable Value equal to 90% of Market Value
Investment Grade Corporate Bonds, Tier II**
0 - $50, Loanable Value equal to 90% of Face Value
$50+, Loanable Value equal to 80% of Market Value

*Tier I includes ratings of ANA+ through AA-

**Tier II includes ratings of A through BBB-